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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              ANDROS INCORPORATED
                           (Name of Subject Company)

                            ANDROS ACQUISITION INC.
                              ANDROS HOLDINGS INC.
                                    (Bidder)

                         ------------------------------

                          COMMON STOCK, $.01 PAR VALUE

                         (Title of Class of Securities)

                                     345281

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                              RICHARD D. PATERSON
                              ANDROS HOLDINGS INC.
                            Metro Tower, Suite 1170
                                 950 Tower Lane
                       Foster City, California 94404-2121
                           Telephone: (415) 286-2350
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:
                            Michael J. Kennedy, Esq.
                              Shearman & Sterling
                             555 California Street
                      San Francisco, California 94104-1522
                           Telephone: (415) 616-1100

                               February 21, 1996
                            ------------------------

                           CALCULATION OF FILING FEE

             TRANSACTION VALUE                AMOUNT OF FILING FEE
              $83,304,972(1)                      $16,660.99(2)

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                 Filing Party:
Form or Registration No.:               Date Filed:

------------------------
(1) Calculated by multiplying $18.00, the per share tender offer price, by the 4,628,054 shares of Common Stock outstanding.

(2) 1/50 of 1% of Transaction Valuation.

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

CUSIP No. 345281                     14D-1

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Andros Acquisition Inc.

2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                         (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS

      BK, AF, SC, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) or 2(f)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES     / /

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      Not Applicable

10  TYPE OF REPORTING PERSON

      CO

CUSIP No. 345281                     14D-1

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Andros Holdings Inc.

2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                          (a) //
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS

      AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) or 2(f)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES     / /

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      Not Applicable

10  TYPE OF REPORTING PERSON

      HC

    This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Andros Acquisition Inc., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Andros Holdings Inc., a corporation organized and existing under the laws of the State of Delaware ("Parent") and formed at the direction of Genstar Capital Partners II, L.P. ("GCP II"), a Delaware limited partnership, the sole general partner of which is Genstar Capital LLC ("GCLLC"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Andros Incorporated, a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $18.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 21, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Andros Incorporated, a corporation organized and existing under the laws of the State of Delaware, which has its principal executive offices at 2332 Fourth Street, Berkeley, California 94710-2402.

    (b) The class of equity securities being sought is all the outstanding shares of common stock, par value $.01 per share, of the Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser, Parent, GCP II and GCLLC and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser, Parent and GCLLC are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) During the last five years, none of Purchaser, Parent, GCP II or GCLLC, and, to the best knowledge of Purchaser, Parent, GCP II and GCLLC, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser, Parent, GCP II and GCLLC") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") is incorporated herein by reference.

    (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser, Parent, GCP II and GCLLC"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and
Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning Purchaser, Parent, GCP II and GCLLC") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) and (c) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable.

    (e) Not applicable.

    (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)  Form of Offer to Purchase dated February 21, 1996.

    (a)(2)  Form of Letter of Transmittal.

    (a)(3)  Form of Notice of Guaranteed Delivery.

    (a)(4) Form of Letter from Georgeson & Company, Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

    (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Summary Advertisement as published in THE NEW YORK TIMES on February 21, 1996.

    (a)(8)  Press Release issued by the Company on February 14, 1996.

    (b)(1) Commitment Letter, dated February 14, 1996, from Banque Paribas and The Bank of Nova Scotia.

    (b)(2) Commitment Letter, dated February 14, 1996, from London Pacific International Limited.

    (c)(1) Agreement and Plan of Merger, dated as of February 14, 1996, among Parent, Purchaser and the Company.

    (c)(2)  Form of Management Roll-Over Agreement.

    (d) None.

    (e)] Not applicable.

    (f) None.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 1996                         ANDROS ACQUISITION INC.

                                          By /s/ RICHARD D. PATERSON____________
                                            Richard D. Paterson
                                            President

                                          ANDROS HOLDINGS INC.

                                          By /s/ RICHARD D. PATERSON____________
                                            Richard D. Paterson
                                            Chairman and President

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                                 ITEM
---------  --------------------------------------------------------------------------------------------
   (a)(1)  Form of Offer to Purchase dated February 21, 1996.
   (a)(2)  Form of Letter of Transmittal.
   (a)(3)  Form of Notice of Guaranteed Delivery.
   (a)(4)  Form of Letter from Georgeson & Company Inc. to Brokers, Dealers, Commercial Banks, Trust
            Companies and Nominees.
   (a)(5)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to
            Clients.
   (a)(6)  Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form
            W-9.
   (a)(7)  Summary Advertisement as published in THE NEW YORK TIMES on February 21, 1996.
   (a)(8)  Press Release issued by Andros Incorporated on February 14, 1996.
   (b)(1)  Commitment Letter, dated February 14, 1996, from Banque Paribas and the Bank of Nova Scotia.
   (b)(2)  Commitment Letter, dated February 14, 1996, from London Pacific International Limited.
   (c)(1)  Agreement and Plan of Merger, dated as of February 14, 1996, among Andros Holdings Inc.,
            Andros Acquisition Inc. and Andros Incorporated.
   (c)(2)  Form of Management Roll-Over Agreement.
      (d)  None.
      (e)  Not applicable.
      (f)  None.